                                  SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                            Chart House Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                      2102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                 Alisa Singer, Equity Group Investments, L.L.C.
                       Two N. Riverside Plaza, Suite 600
                               Chicago, IL 60606
                                 (312) 466-3196
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 10, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  160902102              13D                        PAGE  2 OF 14 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    EGI - Chart House Investors, L.L.C.
    36-4141805
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

CUSIP NO.  160902102              13D                        PAGE  3 OF 14 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Samstock, L.L.C.
    36-4156890
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    3,517,629(1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    322,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,195,629(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,517,629(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

(1) Represents the number of shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

CUSIP NO.  160902102              13D                        PAGE  4 OF 14 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Samstock/ZFT, L.L.C.
    36-3022976
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,195,629(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,195,629(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

(1) Represents the number of shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

CUSIP NO.  160902102              13D                        PAGE  5 OF 14 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    F. Philip Handy, Trustee of Blaine Trust
    59-6963521
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Florida
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,195,629(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,195,629(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

(1) Represents the number of shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

CUSIP NO.  160902102              13D                        PAGE  6 OF 14 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    MelChart, L.L.C.
    36-4183204
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,195,629(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,195,629(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

(1) Represents the number of shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

CUSIP NO.  160902102              13D                        PAGE  7 OF 14 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    F. Philip Handy
    ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States citizen
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    3,245
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    20,000(2)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,245
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,215,629(1)(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,218,874(1)(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

(1) Includes 3,195,629 shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

(2) Includes 20,000 shares held by the Handy Family Partnership, a family limited partnership, which Mr. Handy is deemed to beneficially own through its corporate general partner. Pursuant to Rule 13d-4, Mr. Handy disclaims beneficial ownership with respect to 19,800 of such shares that are attributable to the limited partners of the Handy Family Partnership.

CUSIP NO.  160902102              13D                        PAGE  8 OF 14 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Samstock/Alpha, L.L.C.
    36-3002855
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,195,629(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,195,629(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

(1) Includes 3,195,629 shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

                  ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN.
              CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL
                    HAVE THE SAME MEANING AS THEY HAVE IN THE
                      SCHEDULE 13D AND AMENDMENTS THERETO.

Item 2.   Identity and Background

          Item 2. is hereby amended to add the following as a Reporting Person:

          Samstock/Alpha, L.L.C., a Delaware limited company ("Samstock/Alpha"). Samstock/Alpha is a Delaware limited liability company whose sole member is Alphabet Partners. Alphabet Partners is an Illinois general partnership whose three partners are trusts created for the benefit of Samuel Zell and members of his family. Chai Trust is the trustee of the three trusts. Information concerning the officers and directors of Chai Trust was included in Amendment Number 6 to Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

          Item 3. is hereby amended to add the following:

          On December 10, 1999, EGI - Chart House distributed the 428,591 shares of Common Stock it beneficially owned to its members. FPH Trustee received 94,340 shares of Common Stock in the distribution and Alphabet Partners received 198,203 shares of Common Stock in the distribution. Alphabet Partners immediately contributed the 198,203 shares of Common Stock to Samstock/Alpha.

          On January 11, 2000, Samstock purchased 10,000 shares of Common Stock in the open market for total consideration of $42,318, inclusive of commissions, which was paid from Samstock's working capital. On January 12, 2000, Samstock purchased 34,200 shares of Common Stock in the open market for total consideration of $146,331.54, inclusive of commissions, which was paid from Samstock's working capital. On January 13, 2000, Samstock purchased 28,600 shares of Common Stock in the open market for total consideration of $134,234.10, inclusive of commissions, which was paid from Samstock's working capital. On January 14, 2000, Samstock purchased 37,500 shares of Common Stock in the open market for total consideration of $189,375.00, inclusive of commissions, which was paid from Samstock's working capital.

Item 5.   Interest in Securities of the Issuer

          Item 5. is hereby amended to add the following:

          (a) and (b) To the best knowledge of the Stockholders (defined below), there are 11,775,191 shares of Common Stock issued and outstanding as of the date hereof, as reported by the Issuer in its Form 10Q for the quarter ended September 27, 1999. As of the date hereof, the 3,195,629 shares of Common Stock owned in the aggregate by the Stockholders, and as to which they share dispositive power, represent approximately 27.1% of the Common Stock issued and outstanding. Such Common Stock is held as follows:


             HOLDERS                      SHARES
             -------                      ------
             Samstock                  1,891,522
             Samstock/ZFT                705,808
             Samstock/Alpha              198,203
             FPH Trustee                 197,879
             MelChart                    202,217
                                       ---------
             TOTAL:                    3,195,629
                                       =========

          In addition to the 3,195,629 shares of Common Stock beneficially owned in the aggregate by the Stockholders, Samstock owns an additional 322,000 shares of Common Stock. Accordingly, Samstock has sole voting and dispositive power with respect to 3,517,629 and 322,000 shares, respectively, and shared dispositive power with respect to 3,195,629 shares of Common Stock. The 3,517,629 shares of Common Stock beneficially owned by Samstock represent approximately 29.9% of the Common Stock issued and outstanding.

          In addition to the 3,195,629 shares of Common Stock beneficially owned in the aggregate by the Stockholders, F. Philip Handy is deemed to beneficially own 3,245 shares and 20,000 shares personally and as the sole owner of the corporate general partner of the Handy Family Partnership, respectively. Accordingly, Mr. Handy has sole voting and dispositive power with respect to 3,245 shares and has shared voting and dispositive power with respect to 20,000 and 3,215,629 shares, respectively. The 3,218,874 shares of Common Stock beneficially owned by Mr. Handy, represent approximately 27.3% of the Common Stock issued and outstanding. Pursuant to 13d-4, Mr. Handy disclaims beneficial ownership of 14,800 shares that are attributable to the limited partners of the Handy Family Partnership.

          Subject to the limitations of the Second Amended Standstill, pursuant to an Amended Stockholders' Agreement, Samstock has the sole power to vote or to direct the vote of the 3,195,629 shares of Common Stock owned in the aggregate by the Stockholders. Each Stockholder has the power to dispose of or to direct the disposition of such Stockholder's shares of Common Stock subject to certain limitations under the Amended Stockholders' Agreement attached as Exhibit 2.4 to Amendment Number 6 to Schedule 13D.

          As of the date hereof, neither the Stockholders, nor to the best knowledge of the Stockholders any of the reporting group members or any of the persons listed in Appendix A to the Schedule 13D, owns any shares of Common Stock other than shares of Common Stock owned by the Stockholders, as described herein, of which one or more of such other persons may be deemed to have beneficial ownership pursuant to Rule 13d-3 of the Exchange Act, and except as follows: (i) Samuel Zell beneficially owns 719 shares of Common Stock and options to purchase 2,500 shares; and (ii) Richard Melman as trustee of the Melman Trust beneficially owns 43,478 shares of Common Stock.

          (c) During the last 60 days, the only transactions in the Common Stock effected by the Stockholders, or to the best knowledge of the Stockholders, by any of the reporting group members or the persons listed in Appendix A to the Schedule 13D were the following:

              (i)            On December 10, 1999, EGI - Chart House distributed
                      the 428,591 shares of Common Stock it beneficially owned to its members. FPH Trustee received 94,340 shares of Common Stock in the distribution and Alphabet Partners received 198,203 shares of Common Stock in the distribution. Alphabet Partners immediately contributed the 198,203 shares of Common Stock to Samstock/Alpha;

              (ii)           On January 11, 2000, Samstock purchased 10,000
                      shares of Common Stock in the open market at $4.125 per share;

              (iii)          On January 12, 2000, Samstock purchased 34,200
                      shares of Common Stock in the open market at $4.2087 per share;

              (iv)           On January 13, 2000, Samstock purchased 28,600
                      shares of Common Stock in the open market for $4.6235 per share; and

               (v)           On January 14, 2000, Samstock purchased 37,500
                      shares of Common Stock in the open market for $4.98 per share.

          (d) No person other than a Stockholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock owned by such Stockholder.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          Item 6. is amended to add the following:

          On December 10, 1999, Samstock/Alpha signed a Joinder to become a party to the Amended Stockholders' Agreement and the Second Amended Standstill. By signing the Joinder, Samstock/Alpha became a Stockholder. A copy of the Joinder is attached hereto as Exhibit 2.5 and is incorporated herein by reference.

          On December 10, 1999, Mr. Handy, Alphabet Partners, ZFT Partnership and Samstock/Alpha entered into the Second Amended and Restated Option Agreement ("Second Amended Option Agreement") which amends, restates and supercedes the Amended Option Agreement. The Amended Option Agreement was attached as Exhibit 3.1 to Amendment Number 4 to
          Schedule 13D and is incorporated herein by reference. The Second Amended Option Agreement is attached hereto as Exhibit 3.2 and is incorporated herein by reference. Under the Second Amended Option Agreement, Samstock/Alpha replaced EGI - Chart House (f/k/a CHI) as the grantor to Mr. Handy of an option (the "Option") to purchase up to 163,581 shares of Common Stock (the "Option Shares"). No other terms of the Option changed.

          The summary contained in this Schedule 13D of certain provisions of the Joinder, the Amended Option Agreement and the Second Amended Option Agreement is not intended to be complete and is qualified in its entirety by reference to the Joinder, the Amended Option Agreement and the Second Amended Option Agreement attached as Exhibits and incorporated herein by reference.


Item 7.   Material To Be Filed As Exhibits

          Item 7. is amended to add the following:

          Exhibit 2.5   Joinder dated as of December 10, 1999.

          Exhibit 3.2 Second Amended and Restated Option Agreement dated as of December 10, 1999.

                                   SIGNATURES

          After reasonable inquiry, and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  January 18, 2000.


                                      EGI - CHART HOUSE INVESTORS, L.L.C.



                                      By:  /s/  Donald J. Liebentritt
                                          --------------------------------------
                                                Vice President


                                      SAMSTOCK, L.L.C.



                                      By:  /s/  Donald J. Liebentritt
                                          --------------------------------------
                                                Vice President




                                      SAMSTOCK/ZFT, L.L.C.



                                      By:  /s/  Donald J. Liebentritt
                                          --------------------------------------
                                                Vice President




                                      SAMSTOCK/ALPHA, L.L.C.



                                      By:  /s/  Donald J. Liebentritt
                                          --------------------------------------
                                                Vice President



                                      /s/  F. Philip Handy
                                      ------------------------------------------
                                           F. Philip Handy



                                      /s/  F. Philip Handy
                                      ------------------------------------------
                                           F. Philip Handy, as Trustee
                                           of the Blaine Trust

                                      MELCHART, L.L.C.



                                      By: /s/  Richard Melman
                                          -----------------------------------
                                               Richard Melman, its manager, by
                                               Michael E. Fox under Power
                                               of Attorney

                                  EXHIBIT INDEX

   EXHIBIT
   NUMBER                                DESCRIPTION
   ------
     1        Stock Purchase and Sale Agreement, dated as of March 10, 1997*

    1.1       Distribution and Contribution Agreement, dated as of October 1,
              1997*

    1.2       Stock Purchase and Sale Agreement, dated as of October 1, 1997
              (MelChart)*

    1.3       Stock Purchase and Sale Agreement, dated as of October 1, 1997
              (Rivera)*

     2        Standstill Agreement, dated as of March 10, 1997*

    2.1       Amended and Restated Standstill Agreement, dated as of October 1,
              1997*

    2.2       Stockholders' Agreement, dated as of October 1, 1997*

    2.3 Second Amended and Restated Standstill Agreement, dated as of March 31, 1999*

    2.4       Amended and Restated Stockholders' Agreement, dated as of March
              31, 1999*

    2.5       EGI - Chart House Joinder dated as of December 10, 1999**

     3        Option Agreement, dated as May 12, 1997*

    3.1       Amended and Restated Option Agreement, dated as of October 1,
              1997*

    3.2 Second Amended and Restated Option Agreement, dated as of December 10, 1999**

     4        Share letter, dated July 29, 1997*



*   Previously filed.
**  Filed herewith.